SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(AMENDMENT NO. )*

APARTMENT INVESTMENT AND MANAGEMENT COMPANY

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

03748R747

(CUSIP Number)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)

[x]	Rule 13d-1(c)

[ ]	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03748R747	13G	Page 1 of 8 Pages

1.	NAMES OF REPORTING PERSONS Sessa Capital Special Opportunity Fund II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
	6.	SHARED VOTING POWER 9,932,043
	7.	SOLE DISPOSITIVE POWER
	8.	SHARED DISPOSITIVE POWER 9,932,043
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,932,043
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%
12.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 03748R747	13G	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS Sessa Capital GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 9,932,043
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER 9,932,043
	8.	SHARED DISPOSITIVE POWER
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,932,043
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 03748R747	13G	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS Sessa Capital IM, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 9,932,043
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER 9,932,043
	8.	SHARED DISPOSITIVE POWER
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,932,043
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%
12.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 03748R747	13G	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS Sessa Capital IM GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 9,932,043
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER 9,932,043
	8.	SHARED DISPOSITIVE POWER
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,932,043
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 03748R747	13G	Page 5 of 8 Pages

1.	NAMES OF REPORTING PERSONS John Petry
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 9,932,043
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER 9,932,043
	8.	SHARED DISPOSITIVE POWER
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,932,043
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 03748R747	13G	Page 6 of 8 Pages

Item 1.	(a)	Name of Issuer Apartment Investment and Management Company (the, “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices 4582 South Ulster Street, Suite 1450 Denver, Colorado 80237

Item 2.	(a)

Name of Person Filing

The names of the persons filing this report (collectively, the “Reporting Persons”) are:

1.   Sessa Capital Special Opportunity Fund II, L.P.

2.   Sessa Capital GP, LLC

3.   Sessa Capital IM, L.P.

4.   Sessa Capital IM GP, LLC

5.   John Petry

	(b)	Address of the Principal Office or, if none, residence The address of the principal business office of each of the Reporting Persons is: 888 Seventh Avenue, 30th Floor New York, NY, 10019

(c)

Citizenship

Sessa Capital Special Opportunity Fund II, L.P. - a Delaware limited liability partnership

Sessa Capital GP, LLC – a Delaware limited liability company

Sessa Capital IM, L.P. – a Delaware limited liability partnership

Sessa Capital IM GP, LLC – a Delaware limited liability company

Mr. Petry – a United States citizen

	(d)	Title of Class of Securities Class A Common Stock (“Common Stock”)

	(e)	CUSIP Number 03748R747

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 03748R747	13G	Page 7 of 8 Pages

Item 4. Ownership.

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover pages to this Schedule 13G. The ownership percentages reported are based on the 151,632,179 shares of Common Stock outstanding as of November 4, 2022, as reported in the Issuer’s Form 10-Q filed on November 7, 2022.

Sessa Capital Special Opportunity Fund II, L.P. (the “Fund”) directly beneficially owns 9,932,043 shares of Common Stock.

Sessa Capital GP, LLC is the general partner of the Fund and, as a result, may be deemed to beneficially own Common Stock owned by the Fund. Sessa Capital IM, L.P. is the investment manager of the Fund and, as a result, may be deemed to beneficially own Common Stock owned by the Fund. Sessa Capital IM GP, LLC is the general partner of Sessa Capital IM, L.P. and, as a result, may be deemed to beneficially own Common Stock beneficially owned by Sessa Capital IM, L.P. John Petry is the manager of Sessa Capital GP, LLC and Sessa Capital IM GP, LLC and, as a result, may be deemed to beneficially own Common Stock owned by the Fund.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8. Identification and Classification of Members of the Group.

Not applicable

Item 9. Notice of Dissolution of Group.

Not applicable

CUSIP No. 03748R747	13G	Page 8 of 8 Pages

Item 10. Certification.

The Reporting Persons hereby make the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

By:	/s/ John Petry
John Petry
John Petry, individually, as manager of Sessa Capital GP, LLC, the general partner of Sessa Capital Special Opportunity Fund II, L.P., and as manager of Sessa Capital IM GP, LLC, the general partner of Sessa Capital IM, L.P.

Date:	February 14, 2023

SCHEDULE 13G

CUSIP No. 03748R747

Exhibit 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned agree, as of February 14, 2023, that only one statement containing the information required by Schedule 13G, and each amendment thereto, need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Apartment Investment & Management Company, and such statement to which this Joint Filing Agreement is attached as Exhibit 1 is filed on behalf of each of the undersigned.

By:	/s/ John Petry
John Petry
John Petry, individually, as manager of Sessa Capital GP, LLC, the general partner of Sessa Capital Special Opportunity Fund II, L.P., and as manager of Sessa Capital IM GP, LLC, the general partner of Sessa Capital IM, L.P.

Date:	February 14, 2023